UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Ktunaxa Nation and Tembec sign a Working Protocol and Consultation and Accomodation Agreement

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

                                                                   Ktunaxa Kinbasket
                                                                                                                     Tribal Council

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Ktunaxa Nation and Tembec sign Working Protocol and Consultation and Accommodation Agreement

Cranbrook (British Columbia), July 27, 2004 - Tembec, represented by Frank Dottori, President and CEO, and the Ktunaxa Nation, represented by Kathryn Teneese, Administrator, today announced the recent signing of a Working Protocol and Consultation and Accommodation Agreement at the Delta St. Eugene Mission Resort.

Tembec BC Division's Chief Forester, Troy Hromadnik, notes "the Working Protocol is intended to promote a positive and sustainable working relationship between the members of the Ktunaxa Nation and Tembec. Through mutual recognition and respect, the Working Protocol shall serve as a framework to enhance existing and future relationships."

The Consultation and Accommodation Agreement governs Tembec's activities within the Ktunaxa traditional territory, defines a process for consultation between the two parties, and identifies potential means to accommodate Ktunaxa interests. Highlights of this agreement include:

•   Development of a consultation process at various levels;
•   Establishment of a Joint Management Advisory Committee (JMAC);
•   Capacity and resource requirements;
•   Information-sharing protocols;
•   Revenue-sharing opportunities; and,
•   Development of employment, training, contracting and business strategies.

Kathryn Teneese notes "the signing of this agreement is a huge accomplishment for the Ktunaxa Nation in that Tembec recognizes and respects the Ktunaxa's historic and ongoing use and occupancy of lands and resources within Ktunaxa traditional territory." She commends Tembec for setting the stage for the Ktunaxa to develop new relationships in economic development and resource management.

Established in the early 1970s, the Ktunaxa Kinbasket Tribal Council's mission is to promote the political goals and developmental needs of the Ktunaxa Nation and Kinbasket people. The programs and services of the Council and its affiliates are available to the Council's member Bands and their citizens living on- or off-reserve, as well as to other status and non-status persons living within the Ktunaxa traditional territory. Additional information on the Ktunaxa Kinbasket Tribal Council is available at www.kktc.bc.ca

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:	Troy Hromadnik Chief forester, British Columbia Tembec Inc. Tel.: (250) 426-6241	Kathryn Teneese Administrator Nation Ktunaxa Tel.: (250) 417-4022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: August 3, 2004